Exhibit 99.1

Contact Information:

Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces Second Half and Full Year Financial Results for Fiscal 2020

Jinjiang, Fujian Province, China, April 28, 2021 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the second half and fiscal year ended December 31, 2020.

Second Half 2020 Summary

▪	Revenue was RMB 143.2 million (US$ 21.1 million) as compared to RMB 150.2 million (US$ 21.4 million) for the same period of 2019.

▪	Net loss was RMB 81.6 million (US$ 12.1 million) as compared to a net profit of RMB 183.7 million (US$ 26.1 million) for the same period of 2019.

▪	Loss per share were RMB 24.85 (US$ 3.67) as compared to income per share of RMB 92.01 (US$ 13.08) for the same period of 2019.

Operating Results for Second Half 2020 were Affected by the Following Significant Items:

▪	A provision for the reversal of inventory impairment of RMB 2.3 million (US$ 0.3 million) as compared to a reversal of inventory impairment of RMB 56.8 million (US$ 8.1 million) for the same period of 2019.

▪	A provision for bad debt of RMB 48.5 million (US$ 7.2 million) as compared to a provision for a reversal of bad debt of RMB 125.2 million (US$ 17.8 million) for the same period of 2019.

Ms. Meishuang Huang, Chief Executive Officer of Antelope Enterprise, commented, “During fiscal year 2020, we experienced challenging market conditions as the impact of the COVID-19 pandemic outbreak had a material adverse impact on the demand for our products with customers both having canceled and delayed their purchases awaiting the normalization of business activity. We instituted a 15% price decrease in late 2019 in order to sustain our sales volume as well as to retain customers for future business. Our average selling price subsequently decreased for the second half of 2020 as compared to the same period of 2019, where the price decrease was in effect for only two months, but this mitigated what we believe would have been a greater decline in sales as compared to the modest decrease in sales volume that occurred in the second half of the year as business conditions due to the COVID-19 pandemic began to normalize.”

“For fiscal year 2020, we utilized production facilities capable of producing 4.2 million square meters of ceramic tiles per year out of the Company’s effective total annual production capacity of 51.6 million square meters of ceramic tiles. Consistent with our practice in past periods, we maintained a reduced utilization of existing plant capacity based on the current market environment to keep our operating costs low. We intend to bring additional capacity online as the business environment improves.”

“We remain focused on diversifying our operations to fuel our growth. While we remain committed to our core business, our two subsidiaries, Chengdu Future, which provides computer consulting, and Antelope Chengdu, which develops fintech software, generated RMB 7.2 million or US$ 1.1 million in income in 2020.”

“China’s real estate market has been resilient in the wake of the COVID-19 pandemic, and in the long-term, we believe that the building materials sector will grow due to urbanization, innovative property development and the upgrading of neglected housing stock. Further, we plan upon securing customers in the larger Southeast Asia market outside of China to capitalize upon new building construction that is happening in this region’s urban areas,” concluded Ms. Huang.

Six Months Results Ended December 31, 2020

Revenue for the six months ended December 31, 2020 was RMB 143.2 million (US$ 21.1 million), a 4.6% decrease from RMB 150.2 million (US$ 21.4 million) for the same period of 2019. The decrease in revenue was due to the 9.1% decrease in average selling price to RMB 21.8 (US$ 3.34) for the second half of 2020 from RMB 24.0 (US$ 3.41) for the same period of 2019, which was partially offset by the 4.8% increase in our sales volume to 6.6 million square meters of ceramic tiles for the second half of 2020 compared to 6.3 million square meters of ceramic tiles for the same period of 2019. We instituted a 15% price decrease in late 2019 in order to sustain our sales volume as well as to retain customers for future business. Our average selling price decreased for the second half of 2020 as compared to the same period of 2019 since the 15% price decrease was in effect for only two months in the latter period. Our sales volume grew sequentially from 1.8 million square meters of ceramic tiles in the first half of 2020 to 6.6 million square meters of ceramic tiles in the second half of 2020 as business conditions in China began to normalize.

Gross loss for the six months ended December 31, 2020 was RMB 26.9 million (US$ 4.0 million), as compared to gross profit of RMB 66.0 million (US$ 9.4 million) for the same period of 2019. The gross loss margin was 18.8% as compared to a 44.0% gross profit margin for the same period of 2019. The gross loss margin for the six months ending December 31, 2020 was mainly due to the 9.0% decrease in average selling price and the 102.2% increase in cost of goods sold. The second half of 2020 cost of goods sold includes a reversal of inventory impairment of RMB 2.3 million (US$ 0.3 million); without this reversal of inventory impairment the gross loss for the six months ended December 31, 2020 would have been 20.4%. The second half of 2019 cost of goods sold includes a reversal of inventory impairment of RMB 56.8 million (US$ 8.1 million); without this reversal of inventory impairment the gross profit margin for the six months ended December 31, 2019 would have been 6.2%.

Other income for the six months ended December 31, 2020 was RMB 12.2 million ($1.8 million), an increase of RMB 4.7 million (US$ 0.7 million) from the RMB 7.5 million ($1.1 million) for the comparable period of 2019. Other income primarily consists of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract and RMB 7.2 million ($1.1 million) from our newly incorporated subsidiaries, Chengdu Future and Antelope Chengdu, who engage in computer consulting and software development, respectively.

Selling and distribution expenses for the six months ended December 31, 2020 were RMB 4.2 million (US$ 0.6 million), a decrease of RMB 1.4 million (US$ 0.2 million) from RMB 5.6 million (US$ 0.8 million) for the comparable period of 2019. The decrease was mainly due to a decrease in advertising expenses of RMB 0.9 million and a decrease in payroll expenses of RMB 0.5 million.

Administrative expenses for the six months ended December 31, 2020 were RMB 11.9 million (US$ 1.8 million), an increase of RMB 2.7 million (US$ 0.4 million) from RMB 9.2 million (US$ 1.3 million), for the same period of 2019. The increase in administrative expenses was primarily due to increased start-up expenses for our newly incorporated entities and an increase in consulting expenses.

Bad debt expense for the six months ended December 31, 2020 entailed bad debt of RMB 48.5 million (US$ 7.2 million), as compared to a reversal of bad debt expense of RMB 125.2 million (US$ 17.8 million) for the same period of 2019. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve our bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Net loss for the six months ended December 31, 2020 was RMB 81.6 million (US$ 12.0 million), as compared to a net profit of RMB 183.7 million (US$ 26.1 million) for the same period of 2019. The net loss was primarily due to the gross loss for the second half of 2020 and the bad debt expense incurred in the second half of 2020.

Loss per basic share and fully diluted share for the six months ended December 31, 2020 was RMB 24.85 (US$ 3.67) per share, as compared to profit per basic and fully diluted share of RMB 92.01 (US$ 13.08) for the same period of 2019.

Full Year 2020 Financial Results

Revenue for the year ended December 31, 2020 was RMB 183.0 million (US$ 26.5 million), as compared to RMB 327.6 million (US$ 47.4 million) for the year ended December 31, 2019. Gross loss was RMB 26.0 million (US$ 3.8 million), as compared to gross profit of RMB 81.3 million (US$ 11.8 million) for the same period of 2019. The gross loss margin was 14.2%, as compared to a 24.8% gross profit margin for the same period of 2019. Other income was RMB 21.9 million (US$ 3.2 million), as compared to RMB 14.6 million (US$ 2.1 million) for the same period of 2019. Selling expenses were RMB 9.4 million (US$ 1.4 million), as compared to RMB 11.3 million (US$ 1.6 million) for the same period of 2019. Administrative expenses were RMB 26.6 million (US$ 3.9 million), as compared to RMB 25.1 million (US$ 3.6 million) for the same period of 2019. Bad debt expense was RMB 150.3 million (US$ 21.8 million), as compared to RMB 68.7 million ($9.9 million) for the same period of 2019. Net loss for the year ended December 31, 2020 was RMB 193.1 million (US$ 28.0 million), as compared to a net loss of RMB 9.5 million (US$ 1.4 million) for the same period of 2019. Loss per share on a basic and fully diluted basis were RMB 65.67 (US$ 9.51) for the year ended December 31, 2020, as compared to basic and fully diluted loss per share of RMB 4.68 (US$ 0.69), for the same period of 2019.

Statements of Selected Financial Position Items for the Fiscal Year Ended 2020

▪	Cash and bank balances were RMB 12.3 million (US$ 1.9 million) as of December 31, 2020, compared to RMB 8.2 million (US$ 1.2 million) as of December 31, 2019.

▪	Inventory turnover was 190 days as of December 31, 2020, as compared to 217 days as of December 31, 2019. The decrease in inventory turnover days was primarily due to the decrease of inventory on hand resulting from a decrease in raw material purchases for fiscal year 2020 as compared to the fiscal 2019. We recorded a reversal of an inventory impairment provision of RMB 2.3 million (US$ 0.3 million) in fiscal 2020 as compared to a reversal of an inventory impairment provision of RMB 56.8 million (US$ 8.2 million) in fiscal 2019.

▪	Trade receivables turnover, net of value added tax, was 242 days as of December 31, 2020, as compared to 194 days as of December 31, 2019. The increase in trade receivables turnover was primarily due to the slow collection of our trade receivables resulting from the overall economic downturn in China attributable to the impact of the COVID-19 pandemic.

▪	Trade payables turnover, net of value added tax, was 22 days as of December 31, 2020 as compared to 30 days as of December 31, 2019. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 1.6 million (US$ 0.2 million) for the six months ended December 31, 2020, as compared to cash used in operating activities of RMB 3.5 million (US$ 0.5 million) in the same period of 2019. The decrease in cash outflow was mainly due to decreased raw material purchase, which was partly offset by decreased cash inflow on trade receivables.

Cash flow used in investing activities was RMB 46,000 (US$ 7,000) for the six months ended December 31, 2020, as compared to cash flow used in investing activities of RMB 2.8 million (US$ 0.4 million) for the same period of 2019. The decrease of cash outflow was mainly due to the decrease in restricted cash.

Cash flow generated from financing activities was RMB 71,000 (US$ 10,000) for the six months ended December 31, 2020, as compared to cash flow generated from financing activities of RMB 5.1 million (US$ 0.8 million) in the same period of 2019. The decrease in cash inflow of financing activities is due to the repayment to a related party’s advance in the six months ended December 31, 2020 as compared to the same period of 2019.

Plant Capacity and Capital Expenditures Update

We utilized plant capacity capable of producing 1.5 million square meters of ceramic tiles for the six months ended December 31, 2020 and 4.2 million square meters of ceramic tiles for fiscal 2020 out of a total annual production capacity of 51.6 million square meters.

Our Hengda facility has an annual production capacity of 22.8 million square meters of ceramic tiles as a result of two old furnaces having been put out of use at the facility. The Company utilized production capacity at our Hengda facility capable of producing 0.8 million square meters of ceramic tiles for the six months ended December 31, 2020.

Our Hengdali facility has an annual production capacity of 28.8 million square meters (which excludes our leasing out 10 million square meters of production capacity to a third party). We utilized production capacity at our Hengdali facility capable of producing 0.7 million square meters of ceramic tiles for the six months ended December 31, 2020.

We intend to bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2021 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

For fiscal year 2020, the Company’s operating results were severely impacted by the COVID-19 pandemic. Due to the pandemic, there was a nationwide slowdown in production as a result of facilities closures and the disruption in supply chains as well as travel restrictions and related public health orders. This caused China’s GDP growth in 2020 to fall to 2.2%, the slowest rate in four decades. The COVID-19 pandemic resulted in a high number of our customers’ cancelling or delaying their purchases awaiting the resumption of normal economic activity. However, our sales volume grew sequentially from 1.8 million square meters of ceramic tiles in the first half of 2020 to 6.6 million square meters of ceramic tiles in the second half of 2020 as business conditions in China began to normalize.

Looking forward, China’s real estate market has been resilient in the wake of the COVID-19 pandemic. The sector continues to be important to China’s economic growth as the sector and its impact on other business activities is estimated to comprise 25% of China’s GDP. As the macroeconomic environment began to normalize in China, the central government appears intent upon reducing debt in the highly leveraged property developer sector which could reduce land purchases and real estate development. Also, a new land policy authorized by the central government and enacted by some municipalities which is intended to improve transparency and prevent real estate speculation could result in lower new land sales. In addition, the central government could impose measures to cool speculative behavior as it has in the past. These include lending curbs, constraints on mortgage lending, and restrictions on the number of homes that families can buy. We anticipate that these trends could potentially limit new project development which could make the business conditions for the construction and building materials sectors challenging.

We believe that the real estate and construction sectors will continue to grow in the long-term which is of key importance to the building materials sector, and that urbanization continues to be a key driver for such growth. The upgrading of neglected housing stock, innovative property development and the renovation of existing homes are all factors that could lead to higher demand for building materials.

We plan upon expanding our footprint domestically while also increasing our efforts to secure customers in the larger Southeast Asia market outside of China to capitalize upon new building construction occurring in many of this region’s urban areas. We also remain focused on diversifying our operations to fuel our growth as we formed two subsidiaries in the computer consulting and fintech software development sectors. While these new businesses contributed modestly to earnings in 2020, we anticipate further growth from these new ventures in the years ahead.

This business outlook reflects the Company's current and preliminary views and is based on the information currently available to us, which are subject to change, and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on April 28, 2021. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (918) 398-8123. The conference participant pass code is 7058158. A replay of the conference call will be available for 14 days starting from 11:00 am ET on April 28, 2021. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 7058158 for the replay.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. Antelope Enterprise’s products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.aehltd.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.5250 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.9042 for the P&L accounts for the year ended December 31, 2020, and US$1.00 = RMB 6.7741 for the P&L accounts for the six months ended December 31, 2020. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 31, 2020. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2020 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2020 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2020	As of December 31, 2019
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	11	68	35
Investment property, net	-	-	-
Land use rights, net	-	-	-
Right-of-use assets, net	8,959	58,458	-
Deferred tax assets	-	-	-
Total noncurrent assets	8,970	58,526	35

CURRENT ASSETS
Right-of-use assets, net	-	-	5,078
Inventories, net	8,000	52,201	165,296
Trade receivables, net	15,550	101,470	177,023
Other receivables and prepayments	130	845	2,036
VAT recoverable	-	-	1,818
Restricted Cash	-	-	2,785
Cash and bank balances	1,892	12,344	8,212
Total current assets	25,572	166,860	362,248

CURRENT LIABILITIES
Trade payables	1,034	6,750	22,577
Unearned revenue	-	-	619
Accrued liabilities and other payables	3,501	22,846	23,342
Amounts owed to related parties	5,571	36,348	36,217
Lease liabilities	2,058	13,431	5,793
Taxes payable	297	1,934	842
Total current liabilities	12,461	81,309	89,390

NET CURRENT ASSETS	13,111	85,551	272,858

NONCURRENT LIABILITIES
Lease liabilities	7,161	46,728	-
Total noncurrent liabilities	7,161	46,728	-

NET ASSETS	14,920	97,349	272,893

EQUITY
Share capital	91	591	397
Reserves	14,829	96,758	272,496
Total stockholders' equity	14,920	97,349	272,893

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six Months ended December 31,
		2020	2019
	USD'000	RMB'000	RMB'000

Net sales	21,140	143,202	150,150

Cost of goods sold	25,117	170,143	84,136

Gross profit (loss)	(3,977)	(26,941)	66,014

Other income	1,796	12,164	7,524
Selling and distribution expenses	(614)	(4,153)	(5,649)
Administrative expenses	(1,758)	(11,911)	(9,226)
Bad debt expense	(7,155)	(48,468)	125,199
Finance costs	(344)	(2,330)	(158)
Other expenses	-	-	-

Loss before taxation	(12,052)	(81,639)	183,704

Income tax expense	(8)	(52)	29

Loss attributable to shareholders	(12,044)	(81,587)	183,675

Income (loss) per share
Basic (RMB)	(3.67)	(24.85)	92.01
Diluted (RMB)	(3.67)	(24.85)	92.01

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE

	Six months ended December 31,
	2020	2019
Sales volume (square meters)	6,568,295	6,264,778
Average Selling Price (in RMB/square meter)	21.80	23.97

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,
	2020		2019
	USD'000	RMB'000	RMB'000

Net sales	26,504	182,989	327,581

Cost of goods sold	30,270	208,991	246,255

Gross profit (loss)	(3,766)	(26,002)	81,326

Other income	3,176	21,931	14,636
Selling and distribution expenses	(1,355)	(9,356)	(11,321)
Administrative expenses	(3,855)	(26,619)	(25,111)
Bad debt expense	(21,765)	(150,268)	(68,660)
Finance costs	(398)	(2,748)	(315)
Other expenses	-	-	-

Loss before taxation	(27,963)	(193,062)	(9,445)

Income tax expense	5	33	56

Loss attributable to shareholders	(27,968)	(193,095)	(9,501)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations	54	371	(118)

Total comprehensive loss for the year	(27,914)	(192,724)	(9,619)

Loss per share
Basic (RMB)	(9.51)	(65.67)	(4.68)
Diluted (RMB)	(9.51)	(65.67)	(4.68)

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE

	Years ended December 31,
	2020	2019

Sales volume (square meters)	8,330,760	12,888,598
Average Selling Price (in RMB/square meter)	21.79	25.42

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31,
	2020		2019
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(12,052)	(81,639)	183,704
Adjustments for
Operating lease charge	1,004	6,803	6,093
Depreciation of property, plant and equipment	1	6	6
Amortization of prepaid expenses	(413)	(2,800)	2,677
Write down of inventories (reversal of inventory provision)	(340)	(2,301)	(56,766)
Bad debt provision of trade receivables	7,155	48,468	(125,198)
Share based compensation	121	817	318
Interest expense on lease liability	345	2,336	158
Operating cash flows before working capital changes	(4,179)	(28,310)	10,992
Decrease in inventories	20,154	136,524	(17,009)
Increase in trade receivables	(16,931)	(114,690)	26,976
Decrease (Increase) in other receivables and prepayments	984	6,664	1,621
Decrease in trade payables	(682)	(4,620)	(19,126)
Decrease in unearned revenue	(33)	(223)	619
Increase (decrease) in taxes payable	583	3,950	(3,154)
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(131)	(890)	(4,388)
Cash generated from (used in) operations	(235)	(1,595)	(3,469)
Interest paid	-	-	-
Income tax paid	(4)	(30)	-

Net cash generated from (used in) operating activities	(239)	(1,625)	(3,469)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(7)	(46)	-
Decrease (increase) in restricted cash	-	-	(2,785)
Interest received	-	-	-

Net cash generated from (used in) investing activities	(7)	(46)	(2,785)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(35)	(236)	-
Insurance of share capital for equity financing	1,174	7,956	5,033
Warrants exercised	-	-	41
Advance from related parties	(1,129)	(7,649)	14

Net cash generated from (used in) financing activities	10	71	5,088

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(236)	(1,600)	(1,166)
CASH & EQUIVALENTS, BEGINNING OF YEAR	1,180	13,482	9,445
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	964	462	(67)

CASH & EQUIVALENTS, END OF YEAR	1,908	12,344	8,212

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2020		2019
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(27,963)	(193,062)	(9,445)
Adjustments for
Operating lease charge	1,895	13,082	12,187
Depreciation of property, plant and equipment	2	12	12
Amortization of prepaid expenses	-	-	2,677
Write down of inventories (reversal of inventory provision)	(333)	(2,301)	(56,766)
Bad debt provision of trade receivables	21,765	150,268	68,661
Loss from assets devaluation	-	-	-
Share based compensation	164	1,135	627
Interest expense on lease liability	398	2,746	315
Operating cash flows before working capital changes	(4,072)	(28,120)	18,268
Decrease in inventories	16,714	115,395	18,817
Increase in trade receivables	(10,822)	(74,714)	(21,570)
Decrease (Increase) in other receivables and prepayments	173	1,191	(40)
Decrease in trade payables	(2,292)	(15,826)	(1,753)
Decrease in unearned revenue	(90)	(619)	619
Increase (decrease) in taxes payable	423	2,922	(5,502)
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(72)	(497)	(2,552)
Cash generated from (used in) operations	(38)	(268)	6,287
Interest paid	-	-	-
Income tax paid	(7)	(45)	-

Net cash generated from (used in) operating activities	(45)	(313)	6,287

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(7)	(46)	-
Decrease (increase) in restricted cash	404	2,785	(1,066)
Interest received	-	-	-

Net cash generated from (used in) investing activities	397	2,739	(1,066)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,150)	(14,841)	(13,902)
Insurance of share capital for equity financing	2,324	16,045	5,033
Warrants exercised	-	-	2,948
Repayment of short-term loans	-	-	-
Advance from related parties	19	131	14

Net cash generated from (used in) financing activities	193	1,335	(5,907)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	545	3,761	(686)
CASH & EQUIVALENTS, BEGINNING OF YEAR	1,180	8,212	9,016
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	167	371	(118)

CASH & EQUIVALENTS, END OF YEAR	1,892	12,344	8,212

Source: Antelope Enterprise Holdings Limited

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